UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 5)1

Marvell Technology Group Ltd.

(Name of Issuer)

Common Stock, $0.002 par value per share

(Title of Class of Securities)

G5876H105

(CUSIP Number)

JEFFREY C. SMITH

STARBOARD VALUE LP

777 Third Avenue, 18th Floor

New York, New York 10017

(212) 845-7977

STEVE WOLOSKY, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 22, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1

CUSIP NO. G5876H105

1	NAME OF REPORTING PERSON

STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		38,530,786
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

38,530,786
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

38,530,786*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%
14	TYPE OF REPORTING PERSON

PN

* Includes 3,096,701 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

2

CUSIP NO. G5876H105

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		13,942,409
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

13,942,409
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,942,409*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.1%
14	TYPE OF REPORTING PERSON

CO

* Includes 446,918 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

3

CUSIP NO. G5876H105

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,788,471
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,788,471
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,788,471
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP NO. G5876H105

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,023,203
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,023,203
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,023,203
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP NO. G5876H105

1	NAME OF REPORTING PERSON

STARBOARD VALUE R LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,829,943
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

3,829,943
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,829,943
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

6

CUSIP NO. G5876H105

1	NAME OF REPORTING PERSON

STARBOARD VALUE R GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,829,943
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

3,829,943
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,829,943
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

7

CUSIP NO. G5876H105

1	NAME OF REPORTING PERSON

STARBOARD LEADERS JULIET LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		9,760,028
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

9,760,028
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,760,028*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.5%
14	TYPE OF REPORTING PERSON

OO

* Includes 449,783 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

8

CUSIP NO. G5876H105

1	NAME OF REPORTING PERSON

STARBOARD LEADERS FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		9,760,028
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

9,760,028
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,760,028*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.5%
14	TYPE OF REPORTING PERSON

PN

* Includes 449,783 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

9

CUSIP NO. G5876H105

1	NAME OF REPORTING PERSON

STARBOARD LEADERS SELECT II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,975,755
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

3,975,755
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,975,755*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

* Includes 2,200,000 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

10

CUSIP NO. G5876H105

1	NAME OF REPORTING PERSON

STARBOARD LEADERS SELECT II GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,975,755
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

3,975,755
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,975,755*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

* Includes 2,200,000 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

11

CUSIP NO. G5876H105

1	NAME OF REPORTING PERSON

STARBOARD LEADERS SELECT FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,975,755
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

3,975,755
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,975,755*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

* Includes 2,200,000 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

12

CUSIP NO. G5876H105

1	NAME OF REPORTING PERSON

STARBOARD T FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,883,842
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,883,842
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,883,842
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

13

CUSIP NO. G5876H105

1	NAME OF REPORTING PERSON

STARBOARD VALUE A LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		16,619,625
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

16,619,625
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,619,625*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.5%
14	TYPE OF REPORTING PERSON

PN

* Includes 2,649,783 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

14

CUSIP NO. G5876H105

1	NAME OF REPORTING PERSON

STARBOARD VALUE A GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		16,619,625
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

16,619,625
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,619,625*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.5%
14	TYPE OF REPORTING PERSON

OO

* Includes 2,649,783 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

15

CUSIP NO. G5876H105

1	NAME OF REPORTING PERSON

STARBOARD P FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,806,740
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,806,740
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,806,740
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

16

CUSIP NO. G5876H105

1	NAME OF REPORTING PERSON

STARBOARD VALUE P GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,806,740
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,806,740
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,806,740
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

17

CUSIP NO. G5876H105

1	NAME OF REPORTING PERSON

STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		38,530,786
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

38,530,786
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

38,530,786*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%
14	TYPE OF REPORTING PERSON

OO

* Includes 3,096,701 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

18

CUSIP NO. G5876H105

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		38,530,786
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

38,530,786
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

38,530,786*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%
14	TYPE OF REPORTING PERSON

PN

* Includes 3,096,701 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

19

CUSIP NO. G5876H105

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		38,530,786
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

38,530,786
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

38,530,786*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%
14	TYPE OF REPORTING PERSON

OO

* Includes 3,096,701 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

20

CUSIP NO. G5876H105

1	NAME OF REPORTING PERSON

JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		38,530,786
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

38,530,786
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

38,530,786*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%
14	TYPE OF REPORTING PERSON

IN

* Includes 3,096,701 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

21

CUSIP NO. G5876H105

1	NAME OF REPORTING PERSON

MARK R. MITCHELL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		38,530,786
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

38,530,786
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

38,530,786*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%
14	TYPE OF REPORTING PERSON

IN

* Includes 3,096,701 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

22

CUSIP NO. G5876H105

1	NAME OF REPORTING PERSON

PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		33,204
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		38,530,786
PERSON WITH	9	SOLE DISPOSITIVE POWER

33,204
	10	SHARED DISPOSITIVE POWER

38,530,786
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

38,563,990*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%
14	TYPE OF REPORTING PERSON

IN

* Includes 3,096,701 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

23

CUSIP NO. G5876H105

The following constitutes Amendment No. 5 to the Schedule 13D filed by the undersigned (“Amendment No. 5”). This Amendment No. 5 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)       This statement is filed by:

(i)	Starboard Value and Opportunity Master Fund Ltd, a Cayman Islands exempted company (“Starboard V&O Fund”), with respect to the Shares directly and beneficially owned by it;
(ii)	Starboard Value and Opportunity S LLC, a Delaware limited liability company (“Starboard S LLC”), with respect to the Shares directly and beneficially owned by it;
(iii)	Starboard Value and Opportunity C LP, a Delaware limited partnership (“Starboard C LP”), with respect to the Shares directly and beneficially owned by it;
(iv)	Starboard Leaders Juliet LLC, a Delaware limited liability company (“Starboard Juliet LLC”), with respect to the Shares directly and beneficially owned by it;
(v)	Starboard Leaders Fund LP (“Starboard Leaders Fund”), as a member of Starboard Juliet LLC;
(vi)	Starboard Leaders Select II LP, a Delaware limited partnership (“Starboard Select II LP”), with respect to the Shares directly and beneficially owned by it;
(vii)	Starboard Leaders Select II GP LLC (“Starboard Select II GP”), as the general partner of Starboard Select II LP;
(viii)	Starboard Leaders Select Fund LP (“Starboard Select Fund”), as the sole member of Starboard Select II GP;
(ix)	Starboard T Fund LP, a Delaware limited partnership (“Starboard T LP”), with respect to the Shares directly and beneficially owned by it;
(x)	Starboard Value A LP (“Starboard A LP”), as the general partner of Starboard Leaders Fund, Starboard Select Fund and Starboard T LP and the managing member of Starboard Juliet LLC;
(xi)	Starboard Value A GP LLC (“Starboard A GP”), as the general partner of Starboard A LP;
24

CUSIP NO. G5876H105

(xii)	Starboard P Fund LP, a Cayman Islands limited partnership (“Starboard P LP”), with respect to the Shares directly and beneficially owned by it;
(xiii)	Starboard Value P GP LLC (“Starboard P GP”), as the general partner of Starboard P LP;
(xiv)	Starboard Value R LP (“Starboard R LP”), as the general partner of Starboard C LP and the sole member of Starboard P GP;
(xv)	Starboard Value R GP LLC (“Starboard R GP”), as the general partner of Starboard R LP;
(xvi)	Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard Juliet LLC, Starboard Select II LP, Starboard T LP, Starboard P LP, Starboard Leaders Fund, Starboard Select Fund and of a certain managed account (the “Starboard Value LP Account”) and the manager of Starboard S LLC;
(xvii)	Starboard Value GP LLC (“Starboard Value GP”), as the general partner of Starboard Value LP;
(xviii)	Starboard Principal Co LP (“Principal Co”), as a member of Starboard Value GP;
(xix)	Starboard Principal Co GP LLC (“Principal GP”), as the general partner of Principal Co;
(xx)	Jeffrey C. Smith, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP;
(xxi)	Mark R. Mitchell, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP; and
(xxii)	Peter A. Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of Starboard S LLC, Starboard C LP, Starboard R LP, Starboard R GP, Starboard Juliet LLC, Starboard Leaders Fund, Starboard Select II LP, Starboard Select II GP, Starboard Select Fund, Starboard T LP, Starboard A LP, Starboard A GP, Starboard P GP, Starboard Value LP, Starboard Value GP, Principal Co, Principal GP, and Messrs. Smith, Mitchell and Feld is 777 Third Avenue, 18th Floor, New York, New York 10017. The address of the principal office of each of Starboard V&O Fund and Starboard P LP is 89 Nexus Way, Camana Bay, PO Box 31106, Grand Cayman KY1-1205, Cayman Islands. The officers and directors of Starboard V&O Fund and their principal occupations and business addresses are set forth on Schedule A to the Schedule 13D and are incorporated by reference in this Item 2.

25

CUSIP NO. G5876H105

(c)       The principal business of Starboard V&O Fund is serving as a private investment fund.  Starboard V&O Fund has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value. Starboard S LLC, Starboard C LP, Starboard Juliet LLC, Starboard Select II LP, Starboard T LP, and Starboard P LP have been formed for the purpose of investing in securities and engaging in all related activities and transactions.  The principal business of each of Starboard Leaders Fund and Starboard Select Fund is serving as a private investment partnership. Starboard Value LP provides investment advisory and management services and acts as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard Juliet LLC, Starboard Select II LP, Starboard T LP, Starboard P LP, Starboard Leaders Fund, Starboard Select Fund and the Starboard Value LP Account and the manager of Starboard S LLC.  The principal business of Starboard Value GP is providing a full range of investment advisory, pension advisory and management services and serving as the general partner of Starboard Value LP.  The principal business of Principal Co is providing investment advisory and management services.  Principal Co is a member of Starboard Value GP.  Principal GP serves as the general partner of Principal Co.  Starboard R LP serves as the general partner of Starboard C LP. Starboard R GP serves as the general partner of Starboard R LP. Starboard Select II GP serves as the general partner of Starboard Select II LP. Starboard A LP serves as the general partner of Starboard Leaders Fund, Starboard Select Fund and Starboard T LP and the managing member of Starboard Juliet LLC. Starboard A GP serves as the general partner of Starboard A LP. Starboard P GP serves as the general partner of Starboard P LP. Messrs. Smith, Mitchell and Feld serve as members of Principal GP and the members of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP.

(d)       No Reporting Person, nor any person listed on Schedule A to the Schedule 13D, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person, nor any person listed on Schedule A to the Schedule 13D, annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Messrs. Smith, Mitchell and Feld are citizens of the United States of America. The citizenship of the persons listed on Schedule A to the Schedule 13D is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard Juliet LLC, Starboard Select II LP, Starboard T LP, and Starboard P LP, and held in the Starboard Value LP Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 13,495,491 Shares beneficially owned by Starboard V&O Fund is approximately $114,184,450, excluding brokerage commissions. The aggregate purchase price of the entered into over-the-counter forward purchase contract providing for the purchase of 446,918 Shares by Starboard V&O Fund is approximately $7,837,422, excluding brokerage commissions. The aggregate purchase price of the 1,788,471 Shares beneficially owned by Starboard S LLC is approximately $16,972,456, excluding brokerage commissions. The aggregate purchase price of the 1,023,203 Shares beneficially owned by Starboard C LP is approximately $10,017,322, excluding brokerage commissions. The aggregate purchase price of the 9,310,245 Shares beneficially owned by Starboard Juliet LLC is approximately $76,534,955, excluding brokerage commissions. The aggregate purchase price of the entered into over-the-counter forward purchase contracts providing for the purchase of 449,783 Shares by Starboard Juliet LLC is approximately $8,390,865, excluding brokerage commissions. The aggregate purchase price of the 1,775,755 Shares beneficially owned by Starboard Select II LP is approximately $14,605,809, excluding brokerage commissions. The aggregate purchase price of the entered into over-the-counter forward purchase contracts providing for the purchase of 2,200,000 Shares by Starboard Select II LP is approximately $40,517,510, excluding brokerage commissions. The aggregate purchase price of the 2,883,842 Shares beneficially owned by Starboard T LP is approximately $24,054,941, excluding brokerage commissions. The aggregate purchase price of the 2,806,740 Shares beneficially owned by Starboard P LP is approximately $49,670,906, excluding brokerage commissions. The aggregate purchase price of the 2,350,338 Shares held in the Starboard Value LP Account is approximately $26,156,688, excluding brokerage commissions.

26

CUSIP NO. G5876H105

The 33,204 Shares beneficially owned by Mr. Feld were granted to Mr. Feld by the Issuer in his capacity as a director of the Issuer.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On October 24, 2018, at the Capitalize for Kids Investors Conference held in Toronto, Canada, the Reporting Persons issued a presentation in connection with their investment in the Issuer. The presentation is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 658,400,000 Shares outstanding, as of September 5, 2018, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on September 12, 2018.

A.	Starboard V&O Fund
(a)	As of the close of business on October 24, 2018, Starboard V&O Fund beneficially owned 13,942,409 Shares, including 446,918 Shares underlying certain forward purchase contracts.

Percentage: Approximately 2.1%

(b)	1. Sole power to vote or direct vote: 13,942,409
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 13,942,409
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard V&O Fund during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
B.	Starboard S LLC
(a)	As of the close of business on October 24, 2018, Starboard S LLC beneficially owned 1,788,471 Shares.

Percentage: Less than 1%

27

CUSIP NO. G5876H105

(b)	1. Sole power to vote or direct vote: 1,788,471
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,788,471
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard S LLC during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
C.	Starboard C LP
(a)	As of the close of business on October 24, 2018, Starboard C LP beneficially owned 1,023,203 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,023,203
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,023,203
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard C LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
D.	Starboard Juliet LLC
(a)	As of the close of business on October 24, 2018, Starboard Juliet LLC beneficially owned 9,760,028 Shares, including 449,783 Shares underlying certain forward purchase contracts.

Percentage: Approximately 1.5%

(b)	1. Sole power to vote or direct vote: 9,760,028
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 9,760,028
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard Juliet LLC during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
E.	Starboard Leaders Fund
(a)	Starboard Leaders Fund, as a member of Starboard Juliet LLC, may be deemed the beneficial owner of the 9,760,028 Shares owned by Starboard Juliet LLC.

Percentage: Approximately 1.5%

28

CUSIP NO. G5876H105

(b)	1. Sole power to vote or direct vote: 9,760,028
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 9,760,028
4. Shared power to dispose or direct the disposition: 0

(c)

Starboard Leaders Fund has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Starboard Juliet LLC during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

F.	Starboard Select II LP
(a)	As of the close of business on October 24, 2018, Starboard Select II LP beneficially owned 3,975,755 Shares, including 2,200,000 Shares underlying certain forward purchase contracts.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 3,975,755
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,975,755
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard Select II LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
G.	Starboard Select II GP
(a)	Starboard Select II GP, as the general partner of Starboard Select II LP, may be deemed the beneficial owner of the 3,975,755 Shares owned by Starboard Select II LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 3,975,755
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,975,755
4. Shared power to dispose or direct the disposition: 0

(c)

Starboard Select II GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Starboard Select II LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

H.	Starboard Select Fund
(a)	Starboard Select Fund, as the sole member of Starboard Select II GP, may be deemed the beneficial owner of the 3,975,755 Shares owned by Starboard Select II LP.

Percentage: Less than 1%

29

CUSIP NO. G5876H105

(b)	1. Sole power to vote or direct vote: 3,975,755
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,975,755
4. Shared power to dispose or direct the disposition: 0

(c)

Starboard Select Fund has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Starboard Select II LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

I.	Starboard T LP
(a)	As of the close of business on October 24, 2018, Starboard T LP beneficially owned 2,883,842 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 2,883,842
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,883,842
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard T LP has not entered into any transactions in the Shares during the past sixty days.
J.	Starboard P LP
(a)	As of the close of business on October 24, 2018, Starboard P LP beneficially owned 2,806,740 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 2,806,740
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,806,740
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard P LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
K.	Starboard P GP
(a)	Starboard P GP, as the general partner of Starboard P LP, may be deemed the beneficial owner of the 2,806,740 Shares owned by Starboard P LP.

Percentage: Less than 1%

30

CUSIP NO. G5876H105

(b)	1. Sole power to vote or direct vote: 2,806,740
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,806,740
4. Shared power to dispose or direct the disposition: 0

(c)

Starboard P GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Starboard P LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

L.	Starboard R LP
(a)	Starboard R LP, as the general partner of Starboard C LP and sole member of Starboard P GP, may be deemed the beneficial owner of the (i) 1,023,203 Shares owned by Starboard C LP and (ii) 2,806,740 Shares owned by Starboard P LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 3,829,943
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,829,943
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R LP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Starboard C LP and Starboard P LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
M.	Starboard R GP
(a)	Starboard R GP, as the general partner of Starboard R LP, may be deemed the beneficial owner of the (i) 1,023,203 Shares owned by Starboard C LP and (ii) 2,806,740 Shares owned by Starboard P LP.

Percentage: Less than 1%

31

CUSIP NO. G5876H105

(b)	1. Sole power to vote or direct vote: 3,829,943
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,829,943
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Starboard C LP and Starboard P LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
N.	Starboard A LP
(a)	Starboard A LP, as the general partner of Starboard Leaders Fund, Starboard Select Fund and Starboard T LP and the managing member of Starboard Juliet LLC, may be deemed the beneficial owner of the (i) 9,760,028 Shares owned by Starboard Juliet LLC, (ii) 3,975,755 Shares owned by Starboard Select II LP and (iii) 2,883,842 Shares owned by Starboard T LP.

Percentage: Approximately 2.5%

(b)	1. Sole power to vote or direct vote: 16,619,625
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 16,619,625
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard A LP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Starboard Juliet LLC and Starboard Select II LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
O.	Starboard A GP
(a)	Starboard A GP, as the general partner of Starboard A LP, may be deemed the beneficial owner of the (i) 9,760,028 Shares owned by Starboard Juliet LLC, (ii) 3,975,755 Shares owned by Starboard Select II LP and (iii) 2,883,842 Shares owned by Starboard T LP.

Percentage: Approximately 2.5%

(b)	1. Sole power to vote or direct vote: 16,619,625
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 16,619,625
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard A GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Starboard Juliet LLC and Starboard Select II LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
P.	Starboard Value LP
(a)	As of the close of business on October 24, 2018, 2,350,338 Shares were held in the Starboard Value LP Account. Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard Juliet LLC, Starboard Select II LP, Starboard T LP, Starboard P LP and the Starboard Value LP Account and the manager of Starboard S LLC, may be deemed the beneficial owner of the (i) 13,942,409 Shares owned by Starboard V&O Fund, (ii) 1,788,471 Shares owned by Starboard S LLC, (iii) 1,023,203 Shares owned by Starboard C LP, (iv) 9,760,028 Shares owned by Starboard Juliet LLC, (v) 3,975,755 Shares owned by Starboard Select II LP, (vi) 2,883,842 Shares owned by Starboard T LP, (vii) 2,806,740 Shares owned by Starboard P LP and (viii) 2,350,338 Shares held in the Starboard Value LP Account.

Percentage: Approximately 5.9%

32

CUSIP NO. G5876H105

(b)	1. Sole power to vote or direct vote: 38,530,786
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 38,530,786
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard Juliet LLC, Starboard Select II LP and Starboard P LP are set forth in Schedule A and are incorporated herein by reference.
Q.	Starboard Value GP
(a)	Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 13,942,409 Shares owned by Starboard V&O Fund, (ii) 1,788,471 Shares owned by Starboard S LLC, (iii) 1,023,203 Shares owned by Starboard C LP, (iv) 9,760,028 Shares owned by Starboard Juliet LLC, (v) 3,975,755 Shares owned by Starboard Select II LP, (vi) 2,883,842 Shares owned by Starboard T LP, (vii) 2,806,740 Shares owned by Starboard P LP and (viii) 2,350,338 Shares held in the Starboard Value LP Account.

Percentage: Approximately 5.9%

(b)	1. Sole power to vote or direct vote: 38,530,786
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 38,530,786
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Value GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard Juliet LLC, Starboard Select II LP and Starboard P LP and through the Starboard Value LP Account during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
R.	Principal Co
(a)	Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 13,942,409 Shares owned by Starboard V&O Fund, (ii) 1,788,471 Shares owned by Starboard S LLC, (iii) 1,023,203 Shares owned by Starboard C LP, (iv) 9,760,028 Shares owned by Starboard Juliet LLC, (v) 3,975,755 Shares owned by Starboard Select II LP, (vi) 2,883,842 Shares owned by Starboard T LP, (vii) 2,806,740 Shares owned by Starboard P LP and (viii) 2,350,338 Shares held in the Starboard Value LP Account.

Percentage: Approximately 5.9%

(b)	1. Sole power to vote or direct vote: 38,530,786
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 38,530,786
4. Shared power to dispose or direct the disposition: 0

(c)	Principal Co has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard Juliet LLC, Starboard Select II LP and Starboard P LP and through the Starboard Value LP Account during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
S.	Principal GP
(a)	Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 13,942,409 Shares owned by Starboard V&O Fund, (ii) 1,788,471 Shares owned by Starboard S LLC, (iii) 1,023,203 Shares owned by Starboard C LP, (iv) 9,760,028 Shares owned by Starboard Juliet LLC, (v) 3,975,755 Shares owned by Starboard Select II LP, (vi) 2,883,842 Shares owned by Starboard T LP, (vii) 2,806,740 Shares owned by Starboard P LP and (viii) 2,350,338 Shares held in the Starboard Value LP Account.

Percentage: Approximately 5.9%

33

CUSIP NO. G5876H105

(b)	1. Sole power to vote or direct vote: 38,530,786
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 38,530,786
4. Shared power to dispose or direct the disposition: 0

(c)	Principal GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard Juliet LLC, Starboard Select II LP and Starboard P LP and through the Starboard Value LP Account during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
T.	Messrs. Smith and Mitchell
(a)	Each of Messrs. Smith and Mitchell, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of (i) 13,942,409 Shares owned by Starboard V&O Fund, (ii) 1,788,471 Shares owned by Starboard S LLC, (iii) 1,023,203 Shares owned by Starboard C LP, (iv) 9,760,028 Shares owned by Starboard Juliet LLC, (v) 3,975,755 Shares owned by Starboard Select II LP, (vi) 2,883,842 Shares owned by Starboard T LP, (vii) 2,806,740 Shares owned by Starboard P LP and (viii) 2,350,338 Shares held in the Starboard Value LP Account.

Percentage: Approximately 5.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 38,530,786
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 38,530,786

(c)	None of Messrs. Smith or Mitchell has entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard Juliet LLC, Starboard Select II LP and Starboard P LP and through the Starboard Value LP Account during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
U.	Mr. Feld
(a)	As of the date hereof, Mr. Feld beneficially owned 33,204 Shares. Mr. Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 13,942,409 Shares owned by Starboard V&O Fund, (ii) 1,788,471 Shares owned by Starboard S LLC, (iii) 1,023,203 Shares owned by Starboard C LP, (iv) 9,760,028 Shares owned by Starboard Juliet LLC, (v) 3,975,755 Shares owned by Starboard Select II LP, (vi) 2,883,842 Shares owned by Starboard T LP, (vii) 2,806,740 Shares owned by Starboard P LP and (viii) 2,350,338 Shares held in the Starboard Value LP Account.

Percentage: Approximately 5.9%

(b)	1. Sole power to vote or direct vote: 33,204
2. Shared power to vote or direct vote: 38,530,786
3. Sole power to dispose or direct the disposition: 33,204
4. Shared power to dispose or direct the disposition: 38,530,786

(c)	Mr. Feld has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard Juliet LLC, Starboard Select II LP and Starboard P LP and through the Starboard Value LP Account during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

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CUSIP NO. G5876H105

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

Each of Starboard V&O Fund and Starboard Juliet LLC entered into forward contracts with Morgan Stanley as the counterparty on the dates referenced in Schedule A providing for the purchase of an aggregate of 446,918 Shares and 449,783 Shares, respectively, having an aggregate purchase price of approximately $7,837,422, and $8,390,865, respectively (each an “MS Forward Contract”). The MS Forward Contract entered into by Starboard V&O Fund has a final valuation date of April 13, 2020 and each MS Forward Contract entered into by Starboard Juliet LLC has a final valuation date of March 13, 2020, however, each of Starboard V&O Fund and Starboard Juliet LLC has the ability to elect early settlement after serving notice to the counter-party of such intention at least two (2) scheduled trading days in advance of the desired early final valuation date. Each of the MS Forward Contracts provides for physical settlement. Until the settlement date, none of the MS Forward Contracts give the Reporting Persons voting and dispositive control over the Shares to which such contracts relate.

Starboard Select II LP entered into forward contracts with Goldman Sachs as the counterparty on the dates referenced in Schedule A providing for the purchase of an aggregate of 2,200,000 Shares having an aggregate purchase price of $40,517,510 (each a “GS Forward Contract”). Each of the GS Forward Contracts has a final valuation date of April 8, 2020, however, Starboard Select II LP has the ability to elect early settlement after serving notice to Goldman Sachs of such intention at least two (2) scheduled trading days in advance of the desired early final valuation date. Each of the GS Forward Contracts provides for physical settlement. Until the settlement date, none of the GS Forward Contracts give the Reporting Persons voting and dispositive control over the Shares to which such contracts relate.

Each of Starboard V&O Fund, Starboard S LLC and Starboard C LP sold short in the over the counter market American-style put options referencing an aggregate of 3,799,800 Shares, 508,800 Shares and 291,400 Shares, respectively, which have an exercise price of $16.00 per Share and expire on January 18, 2018.

On October 24, 2018, Starboard P LP and Starboard P GP entered into a joinder agreement to that certain Joint Filing Agreement dated as of April 27, 2016 by and among Starboard Value and Opportunity Master Fund Ltd, Starboard Value and Opportunity S LLC, Starboard Value and Opportunity C LP, Starboard Value R LP, Starboard Value R GP LLC, Starboard Leaders Juliet LLC, Starboard Leaders Fund LP, Starboard Leaders Select II LP, Starboard Leaders Select II GP LLC, Starboard Leaders Select Fund LP, Starboard T Fund LP, Starboard Value A LP, Starboard Value A GP LLC, Starboard Value LP, Starboard Value GP LLC, Starboard Principal Co LP, Starboard Principal Co GP LLC, Jeffrey C. Smith, Mark R. Mitchell and Peter A. Feld, pursuant to which each of Starboard P LP and Starboard P GP agreed to be bound by the terms and conditions set forth therein, including, the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Issuer. A copy of the joinder agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference. A copy of the Joint Filing Agreement was filed as Exhibit 99.2 to Amendment No. 1 to the Schedule 13D.

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CUSIP NO. G5876H105

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Joinder Agreement dated October 24, 2018 to the Joint Filing Agreement.

99.2	Presentation, dated October 24, 2018.

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CUSIP NO. G5876H105

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 24, 2018

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

By: Starboard Value LP,

its investment manager

Starboard Value and Opportunity S LLC

By: Starboard Value LP,

its manager

Starboard Value and Opportunity C LP

By: Starboard Value R LP,

its general partner

STARBOARD VALUE R LP

By: Starboard Value R GP LLC,

its general partner

STARBOARD LEADERS JULIET LLC

By: Starboard Value A LP,

its managing member

Starboard Leaders Fund LP

By: Starboard Value A LP,

its general partner

Starboard Leaders Select II LP

By: Starboard Leaders Select II GP LLC,

its general partner

Starboard Leaders Select Fund LP

By: Starboard Value A LP,

its general partner

Starboard T Fund LP

By: Starboard Value A LP,

its general partner

STARBOARD VALUE A LP

By: Starboard Value A GP LLC,

its general partner

Starboard P Fund LP

By: Starboard Value P GP LLC,

its general partner

Starboard Value P GP LLC

By: Starboard Value R LP,

its member

STARBOARD VALUE LP

By: Starboard Value GP LLC,

its general partner

STARBOARD VALUE GP LLC

By: Starboard Principal Co LP,

its member

STARBOARD PRINCIPAL CO LP

By: Starboard Principal Co GP LLC,

its general partner

STARBOARD PRINCIPAL CO GP LLC

Starboard Value A GP LLC

Starboard Value R GP LLC

Starboard Leaders Select II GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
Jeffrey C. Smith
Individually and as attorney-in-fact for Mark R. Mitchell and Peter A. Feld

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CUSIP NO. G5876H105

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

Purchase of Forward Contract	446,918	17.5366	10/11/2018
Sale of Put Option	(25,607)*	0.4100	10/17/2018
Sale of Put Option	(12,391)*	0.6300	10/22/2018

STARBOARD VALUE AND OPPORTUNITY S LLC

Purchase of Common Stock	21,465	18.5338	09/13/2018
Purchase of Common Stock	59,838	17.5366	10/11/2018
Purchase of Common Stock	118,799	17.6417	10/11/2018
Sale of Put Option	(3,429)*	0.4100	10/17/2018
Sale of Put Option	(1,659)*	0.6300	10/22/2018

STARBOARD VALUE AND OPPORTUNITY C LP

Purchase of Common Stock	42,927	18.5338	09/13/2018
Purchase of Common Stock	34,282	17.5366	10/11/2018
Purchase of Common Stock	68,062	17.6417	10/11/2018
Sale of Put Option	(1,964)*	0.4100	10/17/2018
Sale of Put Option	(950)*	0.6300	10/22/2018

STARBOARD LEADERS JULIET LLC

Purchase of Forward Contract	40,029	18.5338	09/13/2018
Purchase of Forward Contract	158,453	18.5338	09/13/2018
Purchase of Forward Contract	46,850	18.8507	09/14/2018
Purchase of Forward Contract	185,457	18.8507	09/14/2018
Purchase of Forward Contract	1,462	17.5366	10/11/2018
Purchase of Forward Contract	17,532	17.5366	10/11/2018

Starboard LEADERS SELECT II LP

Purchase of Common Stock	79,576	18.5338	09/13/2018
Purchase of Common Stock	93,138	18.8507	09/14/2018
Purchase of Forward Contract	1,100,000	18.3830	10/08/2018
Sale of Common Stock	(1,100,000)	18.3660	10/08/2018
Purchase of Forward Contract	1,100,000	18.4511	10/09/2018
Sale of Common Stock	(500,000)	18.5222	10/09/2018
Sale of Common Stock	(600,000)	18.3862	10/09/2018
Purchase of Common Stock	4,280	17.6417	10/11/2018
Purchase of Common Stock	6,460	17.5366	10/11/2018

* Represents shares underlying American-style put options sold short in the over the counter market. These put options have an exercise price of $16.00 per share and expire on January 18, 2019.

CUSIP NO. G5876H105

Starboard P Fund LP

Purchase of Common Stock	895,510	17.6417	10/11/2018
Purchase of Common Stock	1,351,230	17.5366	10/11/2018
Purchase of Common Stock	350,000	18.1271	10/12/2018
Purchase of Common Stock	210,000	18.2482	10/15/2018

STARBOARD VALUE LP

(Through the Starboard Value LP Account)

Purchase of Common Stock	157,550	18.5338	09/13/2018
Purchase of Common Stock	174,555	18.8507	09/14/2018
Purchase of Common Stock	82,278	17.5366	10/11/2018
Purchase of Common Stock	163,349	17.6417	10/11/2018